Mail Stop 3561

June 30, 2009

Robert J. Kinloch
Chief Executive Officer
Maverick Minerals Corporation
2501 Lansdowne Avenue
Saskatoon, Saskatchewan
S7J IH3, Canada

>   **Re:**   **Maverick Minerals Corporation**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed June 5, 2009**
>   **Forms 10-K and 10-K/A for the Fiscal Year Ending December 31,**
>   **2008**
>   **Filed April 13 and May 4, 2009, respectively**
>   **File No. 000-25515**

Dear Mr. Kinloch:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

General

1. Please clearly state in your notice and elsewhere in your document, that Donna Rose beneficially owns sufficient shares to assure the outcome of this solicitation. In this regard, indicate her intentions to the extent known.

Changes in Control, page 5

2. Please state whether the company or any related parties had any relationship with Donna Rose or any related parties prior to the described agreements. If so, please discuss. In addition, indicate the amount currently outstanding under the Credit Facility. Further, please indicate the relationship, if any, with Art Brokerage, Inc and the reason(s) for the company's indebtedness to them.

Proposal 1, page 6

3. Please expand this discussion to further explain the reason(s) in view of your proposal to increase the authorized common shares available to 750 million in current proposal two.

Proposal 2, page 10

4. Please revise your proposal to approve amendment and restatement of your articles of incorporation so that shareholders are given an opportunity to vote separately on: (1) the increase in the number of authorized shares of common stock; (2) the authorization of preferred stock; (3) the addition of a clause opting out of the acquisition of controlling interest provisions of the Nevada Revised Statutes; (4) the addition of a clause opting out of the combinations with interested stockholders provisions of the Nevada Revised Statutes; (5) the addition of a clause limiting the liabilities of directors or officers; (6) the addition of an indemnification of director or officer clause; and (7) the addition of a purpose clause. See Release No. 34-31326 (October 16, 1992). Please also make conforming changes throughout the document including the letter to stockholders. If any of the proposals are to be conditioned upon the approval of any other, so state.

5. Please explain the consequences to the majority shareholder and minority shareholders of opting out of the Nevada statutes in the description of sub-proposals three and four.

6. Please delete the qualification in the first paragraph below the itemization on page 11. You may reference Schedule A, but all material terms are to be included in the discussion.

7. Please expand your discussion in the second paragraph under "Purpose and Effect…" on page 11 and the last paragraph under "Authorization of "Blank Check"…" on page 13 to also indicate whether you have any intentions to issue any of the shares. In this regard, clarify that this lack of intention, etc. also applies to the incentive plans discussed in the second paragraph on page 12.

Increase in the Number of Authorized Shares of Our Common Stock, page 12

8. Revise this section to also discuss and give effect to the proposal for the reverse stock split and specifically also include those shares in your plans and intentions statement.

Business Combination with Interested Stockholders Provision, page 14

9. Please indicate whether you have any plans, intentions, proposals or arrangements with regard to transactions that would be effected by this proposal. In this regard, specifically discuss the impact, if any, this approval of this proposal would have on Senergy Partners LLC. This comment would also apply to your proposal regarding acquisitions with controlling interests on page 15.

Limitation of Liabilities of Director or Officer, page 15

10. Please expand this discussion to indicate whether you are aware of any pending, threatened or possible matters that may be impacted by this proposal. This comment would also apply to the indemnification proposal on page 16.

Forms 10-K and 10-K/A for the Fiscal Year Ending December 31, 2008

11. In your Form 10-K/A you included only the explanatory note and the financial statements. However, you filed the complete Sarbanes-Oxley Act of 2002 Section 302 certification of the Chief Executive Officer. Accordingly, you must file the information in the Form 10-K/A that corresponds to the complete certification, including Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operation and Item 9A(T), Controls and Procedures.

*****

As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with marked copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Conrad Nest, Esq.
    Via facsimile (604) 687-6314